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                                                               Exhibit 11(a)(13)

                                  PRESS RELEASE

Contact:          J. Fred Johnson
                  Chief Financial  Officer
                  (504) 293-9440


                      PICCADILLY CAFETERIAS, INC. COMPLETES
                   TENDER OFFER FOR MORRISON RESTAURANTS INC.
                                ----------------


BATON ROUGE, La. (May 28, 1998) - Piccadilly Cafeterias, Inc. (NYSE:PIC) ("Piccadilly") today announced that it has completed its $5.00 per share cash tender offer for all outstanding shares of Morrison Restaurants Inc. (NYSE:MRN). The offer expired, as scheduled, at 12:00 midnight, New York City time, on May 27, 1998.

         Piccadilly said that, based on a preliminary count from the depositary for the offer, approximately 8,249,228 shares were validly tendered and accepted for payment (including approximately 29,520 shares subject to guarantees of delivery), representing approximately 89% of the outstanding Morrison shares. Payment for the tendered shares will be made by IBJ Schroder Bank & Trust Company, the depositary for the offer, once SunTrust Bank, N.A., Morrison's transfer agent, has validated the tendered shares, a process that is expected to be completed by June 12, 1998.

         Following completion of the offer, there remain approximately 987,212 Morrison shares outstanding. Piccadilly and Morrison intend to proceed promptly to complete a merger transaction pursuant to which Piccadilly will acquire these remaining shares of Morrison for $5.00 per share. The merger is expected to be completed within 60 days.

         Morrison currently operates 142 restaurants in 13 southeastern and mid-Atlantic states. Piccadilly operates 131 cafeterias in 15 states, four Piccadilly Express in Associated Grocer supermarkets, and seven Ralph & Kacoo's seafood restaurants in three states. All units are Company-owned.

         Forward-looking statements regarding management's present plans or expectations for new unit openings and operating results may differ materially from actual results. These plans and expectations involve risks and uncertainties relative to certain factors including return expectation, allocation of resources, changing economic or competitive conditions, advertising effectiveness, the ability to achieve cost reductions, and the ability to offset inflationary pressures through increases in selling prices, among others, any of which may result in material differences.